

Mail stop 4628

September 8, 2015

<u>Via E-mail</u>
Randy R. Wiese
Executive Vice President and Chief Financial Officer
CSG Systems International, Inc.
9555 Maroon Circle
Englewood, CO 80112

   Re: CSG Systems International, Inc.
     10-K for Fiscal Year Ended December 31, 2014
     Filed February 27, 2015
     File No. 0-27512

Dear Mr. Wiese:

   We refer you to our comment letter dated August 13, 2015, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Cecilia Blye

          Cecilia Blye, Chief
          Office of Global Security Risk

cc: Barbara Jacobs
   Assistant Director
   Division of Corporation Finance

   Joseph T. Ruble
   Executive Vice President,
   General Counsel & Secretary
   CSG Systems International, Inc.